January 30, 2008

Securities and Exchange Commission
100 F Street, NE.
Washington, D.C. 20549

     Re:  Calvert World Values Fund, Inc.
             File numbers: 33-45829 and 811-06563

Ladies and Gentlemen:

     As counsel to Calvert Group, Ltd., it is my opinion that the securities being registered by this Post-Effective Amendment No. 22 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to Calvert World Values Fund, Inc. (the "Fund"), including its Articles of Incorporation, other original or photostatic copies of Fund records, certificates of public officials, documents, papers, statutes, or authorities as I deemed necessary to form the basis of this opinion.

     I therefore consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 22 to its Registration Statement.

Sincerely,

/s/ Ivy Wafford Duke
Ivy Wafford Duke
Associate General Counsel